UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

LIFEWAY FOODS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

531914109

(CUSIP Number)

Edward Smolyansky
Lifeway Foods, Inc.
6431 West Oakton Street

Morton Grove, IL 60053

(847) 967-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons Ludmila Smolyansky

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	☒
	(b)	☐

3.	SEC use only

4.	Source of funds (see instructions) OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,386,641

	8.	Shared voting power 0

	9.	Sole dispositive power 3,386,641

	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 3,386,641

12.	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)

13.	Percent of class represented by amount in Row (11) 21.9%

14.	Type of reporting person (see instructions) IN

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SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons Edward Smolyansky

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	☒
	(b)	☐

3.	SEC use only

4.	Source of funds (see instructions) OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,005,112

	8.	Shared voting power 500,000

	9.	Sole dispositive power 2,005,112

	10.	Shared dispositive power 500,000

11.	Aggregate amount beneficially owned by each reporting person 2,505,112

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

13.	Percent of class represented by amount in Row (11) 16.2%

14.	Type of reporting person (see instructions) IN

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AMENDMENT NO. 11 to SCHEDULE 13D

This Amendment No. 11 amends and supplements the Schedule 13D/A No. 10 filed on October 15, 2021 by Ludmila Smolyansky and Edward Smolyansky. This Amendment No. 11 is being filed by Ludmila Smolyansky and Edward Smolyansky for the purpose of providing the additional information set forth below.

ITEM 2.          Identity and Background

Item 2 of the Schedule 13D is hereby replaced in its entirety by the following:

(a)  This statement is filed by Ludmila Smolyansky, an individual resident of Illinois; and Edward Smolyansky, an individual resident of Illinois (together, the “Reporting Persons”).

(b)  The business address of each of the Reporting Persons is c/o Lifeway Foods, 6341 Oakton Street, Morton Grove, Illinois 60053.

(c)  Ludmila Smolyansky's principal occupation is as Chairperson of the Board of Directors of Issuer. Edward Smolyansky serves as a Director of Issuer.

(d)  None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a U.S. citizen.

ITEM 3.          Source and Amount of Funds or Other Consideration

Item 3 is amended to add the following:

Ludmila Smolyansky

On November 18, 2021, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05, of which Ms. Smolyansky is a trustee, disposed of 10,000 shares of Common Stock.

On November 30, 2021, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05, of which Ms. Smolyansky is a trustee, disposed of 15,000 shares of Common Stock.

On December 9, 2021, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05, of which Ms. Smolyansky is a trustee, disposed of 10,000 shares of Common Stock.

On December 10, 2021, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05, of which Ms. Smolyansky is a trustee, disposed of 10,000 shares of Common Stock.

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Item 4.          Purpose of Transaction

On February 21, 2022, the Reporting Persons notified the Board of Directors of Lifeway Foods, Inc. (the “Company”) of their belief that the Company should replace the Company’s Chief Executive Officer, and commence an exploration of the Company’s strategic alternatives.

The Reporting Persons intend to review their investment in the Company on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Company’s financial position and strategic direction, actions taken by the Board of Directors, price levels of the Company’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investment in the Company as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Company (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise in each case in accordance with their obligations under the Stockholders’ Agreement, dated October 1, 1999, as amended, and other applicable limitations; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) engaging in communications with, without limitation, one or more stockholders of the Company, management of the Company and/or one or more members of the Board of Directors and may make suggestions concerning the Company’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the Board of Directors and such other matters as the Reporting Persons may deem relevant to their investment in the Company.

Item 5.          Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended to add the following:

(a)-(b) The Reporting Persons may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 5,891,753 shares of Common Stock as of February 23, 2021, which represents approximately 38.2% of the Issuer’s outstanding shares of Common Stock.

These percentage calculations were based on 15,434,936 shares outstanding as of November 10, 2021 as reported by the Issuer on its quarterly report on Form 10-Q for the quarter ended September 30, 2021, as filed with the Securities and Exchange Commission.

(c) There have been no transactions in the shares of Common Stock by any of the Reporting Persons during the past sixty days.

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2022	/s/ Ludmila Smolyansky
Ludmila Smolyansky

Date: February 24, 2022	/s/ Edward Smolyansky
Edward Smolyansky

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